UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to
Receive Notices and Communications)

December 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 8

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,398 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,398 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,398 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.73% (1)
14.	TYPE OF REPORTING PERSON IA; OO

(1) Comprised of 3,785,398 shares of Common Stock issuable upon conversion of 80,000 shares of Series A-1 Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 8

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,398 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,398 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,398 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.73% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,785,398 shares of Common Stock issuable upon conversion of 80,000 shares of Series A-1 Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 8

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,398 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,398 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,398 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.73% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,785,398 shares of Common Stock issuable upon conversion of 80,000 shares of Series A-1 Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 8

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,398 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,398 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,398 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.73% (1)
14.	TYPE OF REPORTING PERSON HC; IN

(1) Comprised of 3,785,398 shares of Common Stock issuable upon conversion of 80,000 shares of Series A-1 Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

item 1.	security and issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2021 as amended on November 16, 2021 and October 10, 2023 (together with this Amendment No. 3, the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Comtech Telecommunication Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company is 68 South Service Road, Suite 230, Melville, New York 11747. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 13, 2023, the Company and certain affiliates and related funds of Magnetar Capital LLC and White Hat Capital Partners LP (collectively, the “Investors”) agreed to change the terms of the Company’s Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”). The changes (i) allow for one or more issuances by the Company of, in the aggregate, up to $50.0 million of shares of Common Stock without the consent of the holders at any time prior to October 31, 2024 and (ii) provide that in the event of a Change of Control (as defined in the Certificate of Designations (as defined below)), the holders can exercise an optional repurchase right at 1.5 times the liquidation preference of the Convertible Preferred Stock (as opposed to 1.0 times currently).

To effect the changes described above, the Company and the Investors entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which the Investors exchanged (the “Exchange”), in a transaction exempt from registration under the Securities Act of 1933, as amended, all of the 100,000 shares of Series A Convertible Preferred Stock outstanding for 100,000 shares of the Company’s newly issued Series A-1 Convertible Preferred Stock, par value $0.10 per share (the “Series A-1 Convertible Preferred Stock”), with an initial liquidation preference of $1,134.20 per share (the per share liquidation preference of the Series A Convertible Preferred Stock as of September 30, 2023). The Exchange Agreement also provides that the terms and conditions of the registration rights agreement, dated as of October 19, 2021, as amended, between the Company and the Investors, and the voting agreements, between the Company and each of the Investors, each dated October 18, 2021, as amended, shall continue to apply, mutatis mutandis, to the Series A-1 Convertible Preferred Stock and the Company’s common stock, par value $0.10 per share , issuable upon the conversion of the Series A-1 Convertible Preferred Stock.

In connection with the Exchange, the Company issued an aggregate of 100,000 shares of Series A-1 Convertible Preferred Stock to the Investors pursuant to the Certificate of Designations of the Series A-1 Preferred Stock (the “Certificate of Designations”) filed with the Secretary of State of Delaware on December 14, 2023 in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to the Exchange, the Reporting Persons exchanged their 80,000 shares of Series A Convertible Preferred Stock for 80,000 shares of Series A-1 Convertible Preferred Stock.

Except for the changes described above, the powers, preferences and rights of the Series A-1 Convertible Preferred Stock are substantially the same as those of the Series A Convertible Preferred Stock, including, without limitation, that the shares of Series A-1 Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $23.97 per share of Common Stock (the same as the current conversion price of the Series A Convertible Preferred Stock, and subject to the same adjustments).

The foregoing descriptions of the Certificate of Designations and the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations and the Exchange Agreement which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

Following completion of the Exchange and promptly after the related cancellation of all the outstanding shares of Series A Convertible Preferred Stock, the Company will file a Certificate of Elimination of Series A Convertible Preferred Stock of the Company (the “Certificate of Elimination”) with the Secretary of State of Delaware as part of the Company’s Certificate of Incorporation in accordance with the DGCL. The foregoing description of the Certificate of Elimination does not purport to be complete and is qualified in its entirety by reference to the form of Certificate of Elimination which is attached hereto as Exhibit 3 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on December 7, 2023 that 28,478,950 shares of Common Stock were issued and outstanding as of December 1, 2023.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 3 are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 1	Certificate of Designations designating the Series A-1 Convertible Preferred Stock of Comtech Telecommunications Corp., dated December 14, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 14, 2023).

Exhibit 2	Exchange Agreement, dated December 13, 2023, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 14, 2023).

Exhibit 3	Form of Certificate of Elimination of Series A Convertible Preferred Stock of Comtech Telecommunications Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 14, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 15, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ Hayley Stein
Attorney-in-fact for David J. Snyderman